June 12, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention: Lory Empie and Robert Klein

RE: Lincoln National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 1-6028

Ladies and Gentlemen:

This letter is in response to the letter dated June 3, 2025, from the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) concerning the Form 10-K of Lincoln National Corporation (the “Company,” “we” or “our”) for the year ended December 31, 2024. Our reply refers to the specific comments in the Staff’s letter.

The comments of the Staff are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment. The Company’s proposed disclosure changes are set forth in underlined italicized text below.

Form 10-K for the Fiscal Year Ended December 31, 2024
Results of Consolidated Operations, page 55

1. We note your presentation here and elsewhere of an adjustment for net annuity product features, pre-tax as part of your reconciliation. We note that this adjustment is defined on page 205 and appears to be comprised of multiple items. Please revise your disclosures in future filings to provide additional details and quantification of the individual components that comprise this adjustment. To the extent that it is also presented as an adjustment for a non-GAAP measure (e.g., as part of your definition of Adjusted Income in earnings releases on Form 8-K), provide clear disclosure explaining why management believes the exclusion of the net annuity product features is meaningful and provides useful information to investors regarding the registrant's financial condition and results of operations.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to describe and quantify the individual components of this adjustment. Using the year ended December 31, 2024, as an example, we will include disclosure in footnote form within our tabular reconciliations substantially similar to the following:

Net annuity product features, pre-tax, in millions(1) 2,508

(1) Includes the following: changes in market risk benefits of $2,638 million; changes in the fair value of the related hedge instruments inclusive of income allocated to support the cost of hedging or future benefits of $(562) million; and changes in the fair value of the embedded derivative liabilities and the associated index options for our indexed annuity products of $432 million.

In addition, in response to the Staff’s comment, when presenting net annuity product features, pre-tax, as an adjustment in our non-GAAP measure adjusted income (loss) from operations in our earnings release or otherwise, the Company will provide clear disclosure explaining why management believes the exclusion of net annuity product features is meaningful and provides useful information to investors. The following language, or substantially similar language, will be included in such disclosure:

Management believes that excluding net annuity product features from adjusted income (loss) from operations enhances understanding of the underlying trends and long-term performance of the company’s business, as this adjustment primarily represents the difference between the valuation of reserves and the valuation of derivatives utilized for hedging our variable annuity and indexed annuity products, which can fluctuate significantly from period to period based on changes in equity markets and interest rates. This difference is due to the hedge focus on managing risks to statutory capital as opposed to the GAAP reserves.

Notes to Consolidated Financial Statements
10. Separate Accounts, page 162

2. We note your disclosure showing Mutual funds and collective investment trusts as the majority investment category within separate accounts. In future filings and where appropriate, please revise your disclosure to show mutual funds and collective investment trusts by investment objective or other meaningful groupings. Refer to ASC 944-80-55-17 Example 3.

In response to the Staff’s comment, the Company will revise its disclosure in future filings and where appropriate to further disaggregate the mutual funds and collective investment trusts category in accordance with ASC 944-80-55-17 Example 3, in a manner substantially similar to the following (in millions) (disaggregated groupings identified in italicized text):

As of
December 31,
2024
Mutual funds and collective investment trusts:
Equity funds:
Domestic	$77,740
International	16,282
Other equity funds	1,403
Balanced funds	45,683
Bond funds	23,399
Money market funds	1,931
Other funds	1,321
Exchange-traded funds	336
Fixed maturity AFS securities	161
Cash and invested cash	12
Other investments	170
Total separate account assets	$168,438

12. Future contract Benefits, page 167

3. We note your presentation of the "effect of actual variances from expected experience" within your summaries of changes in the present values of expected net premiums for LFPB on page 168, Group Protection on page 170, and UL and Other on page 171. To the extent material, please revise your disclosure in future filings to include a comparison and discussion of actual experience attributable to each of mortality, morbidity and lapses compared to what was expected for the period. For example, to the extent that there are significant favorable and/or unfavorable offsetting impacts associated with each assumption, consider quantifying or providing accompanying information to further discuss those effects of actual experience versus expected.

In response to the Staff’s comment, the Company will revise its disclosure that follows each of its tabular liability presentations in future filings to instead include a footnote to the “effect of actual variances from expected experience” line item that discusses actual experience attributable to assumptions such as mortality, morbidity and lapses compared to expected experience for the period, in each case to the extent that such variance materially impacted the liability for the period. Using the year ended December 31, 2024, as an example, the Company will include disclosure substantially similar to the following:

LFPB: Traditional Life

Line item within the rollforward of present value of expected net premiums, in millions:

Effect of actual variances from expected experience(1) (53)

Line item within the rollforward of present value of expected future policy benefits, in millions:

Effect of actual variances from expected experience(1) (70)

(1) For the year ended December 31, 2024, the actual to expected reserve impact on expected net premiums was attributable primarily to mortality, which unfavorably impacted the liability by $67 million, which was partially offset by $14 million primarily related to policyholder behavior; the actual to expected reserve impact on expected future policy benefits was attributable primarily to mortality, which favorably impacted the liability by $107 million, which was partially offset by $37 million primarily related to policyholder behavior.

Liability for Future Claims: Group Protection

Line item within the rollforward of liability for future claims, in millions:

Effect of actual variances from expected experience(1) (345)

(1) Generally, the experience exhibited for the Group Protection business relates to morbidity and, to a lesser extent, mortality. Group Protection long-duration products have limited exposure to lapse risk, as the liabilities for future policyholder benefits are limited to those associated with claim reserves. For the year ended December 31, 2024, morbidity comprised substantially all of the favorable effect of actual variances from expected experience, as we experienced more favorable reported incidence and claim terminations than assumed.

Additional Liabilities for Other Insurance Benefits: UL and Other

Line item within the rollforward of additional liabilities for other insurance benefits, in millions:

Effect of actual variances from expected experience(1) 289

(1) For the year ended December 31, 2024, the actual to expected reserve impact was attributable to mortality, which unfavorably impacted the liability by $273 million, and other items that unfavorably impacted the liability by $16 million.

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The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding our response, please contact Emily Pickard, Vice President, Head of GAAP and SEC Reporting, at (336) 691-3955.

Sincerely,

/s/ Adam M. Cohen

Adam M. Cohen
Senior Vice President, Chief Accounting Officer and Treasurer

cc: Christopher Neczypor, Executive Vice President and Chief Financial Officer
Emily Pickard, Vice President, Head of GAAP and SEC Reporting